Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Luxuria Brands LLC, a Wyoming limited liability corporation, is a wholly owned subsidiary of Aristocrat Group Corp.

Level Two Holdings, LLC, a Texas limited liability corporation, is a wholly owned subsidiary of Aristocrat Group Corp.

Top Shelf Distributing, LLC, a Texas limited liability corporation, is a wholly owned subsidiary of Aristocrat Group Corp.